Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

14 March 2007

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Tabcorp Holdings Limited – Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact the undersigned at +61 3 9868 2112.

Yours truly,

Michael Scott
General Manager Secretariat and Shareholder Relations

Enc.

* * * * * * *

14 March 2007

Tabcorp's Matthew Slatter leaves the company

The Board of Tabcorp Holdings Limited today announced that Managing Director and Chief Executive Officer, Matthew Slatter, will leave the company effective immediately.

Tabcorp Chairman, Michael Robinson, said Elmer Funke Kupper, Chief Executive of the group's Australian Business division, would act as Chief Executive Officer while a search process, that looked internationally and reviewed internal candidates, took place.

"Matthew has been responsible for the growth and development of Tabcorp since October 2002 and has led key strategic projects during that time. The acquisition of Jupiters Ltd and Tab Ltd were excellent strategic initiatives. He has made an invaluable contribution and has built a strong team around him.

"In the next stage of our development, our focus is on making our existing assets deliver their full potential," Mr Robinson said.

Mr Funke Kupper joined Tabcorp in February 2006 after holding senior executive positions with ANZ, including Group Managing Director Asia Pacific, and Managing Director Personal Banking and Wealth Management.

"In addition to Elmer, Matthew has developed a strong leadership team, including Matt Bekier, our Chief Financial Officer; Walter Bugno, Chief Executive - Casinos; Mohan Jesudason, Managing Director - Gaming; and Robert Nason, Managing Director - Racing and Media," Mr Robinson said.

Mr Funke Kupper's appointment is subject to all regulatory approvals.

Mr Slatter will leave the company today. He will be paid up until today's termination, and will receive other entitlements in line with his contract. Mr Slatter will receive $3.21 million, equating to 12 months compensation in lieu of notice plus an annualised component of his Long Term Incentive scheme. Mr Slatter will also be entitled to accrued annual leave entitlements.

Mr Slatter retains his sign-on performance options. These options will continue to be subject to their vesting conditions, as outlined in the Tabcorp 2006 Annual Report. Mr Slatter will also retain performance options granted under the company's Long Term Performance Plan. These will be retained in accordance with the Rules of that Plan.

At the time of sign-on, Mr Slatter received a loan under the company's Senior Executive Long Term Incentive Plan to enable him to purchase shares in the company. The loan, presently amounting to $5,904,059.16 plus any applicable accrued interest, must be repaid within 90 days.

END

For further information contact:
Financial analysts: Matt Bekier, Chief Financial Officer, 03 9868 2195
Media: Bruce Tobin, Group GM Corporate Affairs, 03 9868 2508

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au